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07004832

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52855

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Marino Capital Partners, ~~Inc.~~

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4600 Campus Drive, Suite 105
(No. and Street)

Newport Beach, (City) California (State) 92660 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Frank T. Marino 949-222-1932
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

George Brenner, CPA A Professional Corporation
(Name – *if individual, state last, first, middle name*)

10680 W. Pico Boulevard, Suite 260 (Address) Los Angeles (City), CA (State) 90064 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 04 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Frank T. Marino, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Marino Capital Partners, Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None



Signature

CEO

Title



Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


RAINA HORN
Commission # 1416573
Notary Public - California
Orange County
My Comm. Expires Jun 5, 2007


State of California County of
Orange
Subscribed and sworn to (or affirmed)
Before me on this 27th day of [illegible] 2007, by
Frank T. Marino
personally known to me or proved to me on
the basis of satisfactory evidence to be the
person(s) who appeared before me.
Signature
(Seal)

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

ANNUAL AUDIT REPORT

DATE - DECEMBER 31, 2006

MARINO CAPITAL PARTNERS, INC.
4600 CAMPUS DRIVE, SUITE 105
NEWPORT BEACH, CALIFORNIA 92660

CONTENTS

PART I

SCHEDULE

PART II

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD, SUITE 260
LOS ANGELES, CALIFORNIA 90064
310/202-6445 – Fax 310/202-6494

REPORT OF INDEPENDENT AUDITOR

Board of Directors
Marino Capital Partners, Inc.
Newport Beach, California

I have audited the accompanying statement of financial condition of Marino Capital Partners, Inc. as of December 31, 2006 and the related statements of income (loss), changes in shareholders' equity and cash flows, for the year then ended. These financial statements are being filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by rule 15c3- 1. These financial statements are the responsibility of Marino Capital Partners, Inc.'s management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of Marino Capital Partners, Inc. as of December 31, 2006 and the results of its operations, shareholders' equity, cash flows, and the supplemental schedule of net capital for the year then ended in conformity with accounting principles generally accepted in the United States of America.



Joseph Yafeh, CPA, Partner
George Brenner, CPA

Los Angeles, California
February 27, 2006

MARINO CAPITAL PARTNERS
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS

Checking			$	31,784
Investments in securities				2,213
Commissions receivable				1,590
Fee receivable				125,000
Loan receivable - shareholder				27,278
Other receivable				6,848
Deposits and other assets				1,551
Furniture and fixtures net of depreciation of $80,443				24,654
TOTAL ASSETS			$	220,918

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES				
Accounts payable & accrued liabilities			$	4,517
Deferred tax liability				21,524
TOTAL LIABILITIES				26,041
SHAREHOLDERS' EQUITY				
Common stock, ($1 par value, 1,000,000 shares authorized, 586,574 shares issued and outstanding)	$	586,574		
Paid in capital		25,000		
Retained earnings (deficit)		(416,697)		194,877
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY			$	220,918

See Accompanying Notes to Financial Statements

MARINO CAPITAL PARTNERS, INC.
STATEMENT OF INCOME (LOSS)
YEAR ENDED DECEMBER 31, 2006

REVENUES		
Commissions	$	17,014
Fees		285,000
Unrealized Gain (Loss)		(11,585)
Other Income		1,227
TOTAL REVENUES		291,656
OPERATING EXPENSES - See Page 10		171,204
Less: Reimbursed Expenses		14,522
		156,682
INCOME (LOSS) BEFORE TAX PROVISION		134,974
TAX PROVISION		
Current		4,599
Deferred Liability		21,524
State		800
		26,923
NET INCOME (LOSS)	$	108,051

See Accompanying Notes to Financial Statements

MARINO CAPITAL PARTNERS, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2006

	Common Stock Shares	Common Stock	Paid-In Capital	Retained Earnings (Deficit)	Total
Balance, December 31, 2005	384,500	$ 384,500	$ 5,000	$ (322,674)	$ 66,826
Contribution of Capital			20,000		20,000
Treasury Stock-Prior Year	(72,289)	(72,289)		72,289	0
Stock Issuance - Prior Years	274,363	274,363		(274,363)	0
Net Income (Loss)				108,051	108,051
Balance, December 31, 2006	586,574	$ 586,574	$ 25,000	$ (416,697)	$ 194,877

See Accompanying Notes to Financial Statements

MARINO CAPITAL PARTNERS, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2006

Cash Flows from Operating Activities:		
Net Income	$	108,051
Depreciation		15,348
Commissions receivable		(1,590)
Fees receivable		(125,000)
Other receivable		(6,848)
Receivable - shareholder		(38,146)
Securities		11,585
Accrued liabilities		(5,635)
Deferred tax		26,123
Deposits and other assets		(1)
Net cash used in operating activities		(16,113)
Cash Flows for Investing Activities:		
Cash Flows for Financing Activities:		
Contribution of capital		20,000
Net increase in cash		3,887
Cash at beginning of year		27,897
Cash at end of year	$	31,784
Supplemental Cash Flow Information		
Cash paid for interest	$	0
Cash paid for income tax	$	800

See accompanying notes to financial statements

MARINO CAPITAL PARTNERS, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006

NOTE 1 - ORGANIZATION

Marino Capital Partners, Inc. (the Company) was incorporated May 22, 2000 in the State of California. The Company became a member of the National Association of Securities Dealers (NASD) on March 13, 2001. The Company does not hold customers' funds or securities. Its principal business activity during the year 2006 was investment banking (corporate finance fees) and brokerage commissions. The Company's principal office is in Newport Beach, California with a representative in Virginia.

On November 29, 2002 the Company's name was changed from NetCap Ventures, Inc. to Marino Capital Partners, Inc. The Articles of Incorporation were correspondingly amended with the Office of the Secretary of State – California.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Property and Equipment is being depreciated over estimated useful lives by the straight-line method of depreciation.

NOTE 3 - USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 4 - OFF BALANCE-SHEET RISK

The customers' securities transactions are introduced on a fully disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customers' transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that a customer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and to ensure that customer transactions are executed properly by the clearing broker/dealer.

NOTE 5 - PROVISION FOR INCOME TAX

The Company files its tax return on the cash basis. For Federal income tax purposes there is a net operating loss (NOL) of approximately $446,000 which can be carried forward for 20 years to offset future income. The NOL is comprised as follows:

Year	Amount	Expires
2003	33,625	2023
2004	--	
2005	413,000	2025
	$446,625	

The NOL has been used to reduce deferred tax liability arising from timing differences. The net estimated deferred tax liability is approximately $26,000.

For state purposes the loss can be carried forward for 5 years. There is an $800 minimum state tax.

NOTE 6 - COMMITMENTS

During the previous year the Company moved its facilities and is subleasing and occupying the new facilities with the lessor.

NOTE 7 - NET CAPITAL REQUIREMENTS

In accordance with the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined, of $5,000. See page 8 for the net capital computation.

NOTE 8 – EXEMPTION FROM THE SEC RULE 15C3-3

Marino Capital Partners, Inc. is an introducing broker-dealer that clears all transactions with and for customers on a fully disclosed basis with an independent securities clearing company and promptly transmits all customer funds and securities to the clearing company, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of the SEC Rule 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

Therefore, Marino Capital Partners, Inc is exempt from provisions under the SEC Rule 15c3-3, Customer Protection – Reserves and Custody of Security under Rule 15c3-3 paragraph (K) (2) (ii).

In addition, the Company is exempt from the Possession or Control Requirements under Rule 15c3-3 paragraph (K) (2) (ii).

MARINO CAPITAL PARTNERS, INC.
COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT
TO RULE 15c3-1
DECEMBER 31, 2006

COMPUTATION OF NET CAPITAL

Total ownership equity from statement of financial condition	$	194,877
Nonallowable assets - page 9		(185,331)
Haircut - investments in securities		(2,213)
NET CAPITAL	$	7,333

COMPUTATION OF NET CAPITAL REQUIREMENTS

Minimum net aggregate indebtedness - 6.67% of net aggregate indebtedness	$	1,737
Minimum dollar net capital required	$	5,000
Net Capital required (greater of above amounts)	$	5,000
EXCESS CAPITAL	$	2,333
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$	4,729

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total liabilities	$	26,041
Percentage of aggregate indebtedness to net capital		355%

RECONCILIATION

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

UNAUDITED	$	28,856
Adjustment for deferred tax liability		(21,523)
AUDITED	$	7,333

See accompanying notes to financial statements

MARINO CAPITAL PARTNERS, INC.
NON ALLOWABLE ASSETS
DECEMBER 31, 2006

Fee Receivable	$	125,000
Loan Receivable - Shareholder		27,278
Other Receivable		6,848
Deposit and Other Assets		1,551
Furniture and Fixture, Net		24,654
	$	185,331

See accompanying notes to financial statements

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD, SUITE 260
LOS ANGELES, CALIFORNIA 90064
310-202-6445 FAX 310-202-6494

INDEPENDENT AUDITOR'S REPORT
ON THE SCHEDULE OF OPERATING EXPENSES

Board of Directors
Marino Capital Partners, Inc.
Newport Beach, California

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The attached schedule of operating expenses for the year ended December 31, 2006 is presented for purposes of additional information and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements as a whole.



Joseph Yafeh, CPA, Partner
George Brenner, CPA

Los Angeles, California
February 27, 2007

MARINO CAPITAL PARTNERS, INC.
SCHEDULE OF OPERATING EXPENSES
FOR THE YEAR ENDED DECEMBER 31, 2006

OPERATING EXPENSES		
Auto		780
Bank service charge		253
Charitable donations		525
Clearing fees		8,886
Consulting		30,312
Depreciation		15,348
Dues and subscriptions		200
Insurance		1,326
Interest expense		120
Internet		80
Market and research services		36,500
Miscellaneous		108
NASD fees		896
Office expense		1,063
Office supplies		2,784
Outside services		1,607
Parking		85
Postage and delivery		1,166
Printing and reproduction		726
Professional services		9,842
Rent		36,210
Repairs		255
T-1 line		900
Technology		2,481
Telephone		9,285
Travel, meals		8,307
All other		1,159
TOTAL OPERATING EXPENSES	$	171,204

See Accompanying Notes to Financial Statements

PART II

MARINO CAPITAL PARTNERS, INC.

STATEMENT ON INTERNAL CONTROL

DECEMBER 31, 2006

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD, SUITE 260
LOS ANGELES, CALIFORNIA 90064
310/202-6445 – Fax 310/202-6494

REPORT OF INDEPENDENT AUDITOR ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors
Marino Capital Partners, Inc.
Newport Beach, California

In planning and performing my audit of the financial statements and supplemental schedules of Marino Capital Partners, Inc. (the "Company") for the year ended December 31, 2006, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3 (a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide

management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Joseph Yafeh, CPA, Partner
George Brenner, C.P.A.

Los Angeles, California
February 27, 2007

END